UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Sachin Kohli

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO, HC

[1]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO, HC

[2]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: AAGES (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[3]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,942,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2%
14	TYPE OF REPORTING PERSON: CO

[3]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

Item 1. Security and Issuer

This Amendment No. 7 (this “Amendment No. 7”) to the Schedule 13D initially filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019, as amended by Amendment No. 6 filed on May 24, 2019, with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source of Funds

Item 3 is hereby amended to include the following:

Algonquin, through one of its affiliates, has drawn from the Corporation’s Credit Facility to fund the purchase of the Ordinary Shares described in Item 4 of this Amendment No. 7.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

On May 31, 2019, AY Holdings entered into an accelerated share purchase transaction (the “Purchase Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which on the same date Morgan Stanley delivered 2,000,000 Ordinary Shares to AY Holdings for a prepayment amount of $53,750,000. Within the next six months, AY Holdings and Morgan Stanley will settle any additional amount owed under the Purchase Agreement in cash or Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of Amendment No. 7 to the Schedule 13D, as of the close of business on May 31, 2019, are incorporated herein by reference. After giving effect to the purchase described in Item 4 of this Amendment No. 7, as of the close of business on May 31, 2019, AY Holdings is the direct beneficial owner of 44,942,065 Ordinary Shares, representing approximately 44.2% of the issued and outstanding Ordinary Shares. Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings.

(c) Except as disclosed in Item 4 of this Amendment No. 7, which is incorporated herein by reference, since the filing of Amendment No. 6 to the Schedule 13D, no Reporting Person has effected any transactions in the Ordinary Shares, and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A to Amendment No. 5 of the Schedule 13D filed on May 13, 2019 effected any transactions in the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

Accelerated Share Purchase Transaction

The disclosure in Item 4 of this Amendment No. 7 is incorporated by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit No.	Description

99.1	Accelerated Share Purchase Transaction, dated May 31, 2019, by and between AAGES (AY Holdings) B.V. and Morgan Stanley & Co. LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ Chris Jarratt
Name: Chris Jarratt
Title: Vice Chair

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B